February 9, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Brookfield Residential Properties Inc. Amendment No. 3 to Registration Statement on Form F-4 Filed January 12, 2011 File No. 333-169867

Brookfield Homes Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed February 26, 2010

Form 10-Q for the Fiscal Period Ended March 31, 2010

Filed May 10, 2010

Form 10-Q for the Fiscal Period Ended June 30, 2010

Filed August 6, 2010

Form 10-Q for the Fiscal Period Ended September 30, 2010

Filed November 3, 2010

File No. 001-31524

Dear Ms. Long:

On behalf of our client, Brookfield Homes Corporation (“Brookfield Homes”), we are transmitting for your review the responses of Brookfield Residential Properties Inc. (the “Company”) and Brookfield Homes, as we have been informed by the Company and Brookfield Homes, as applicable, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter of January 20, 2011 to Brookfield Asset Management, LLC (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to the Registration Statement on Form F-4, File No. 333-169867, filed January 12, 2011 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you and to Ms. Jessica Kane copies of this letter and Amendment No. 4, including marked copies of Amendment No. 4 showing changes against Amendment No. 3 to the Registration Statement as originally filed. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses

U.S. Securities and Exchange Commission

February 9, 2011

immediately following each numbered comment. Unless otherwise noted, page references in the text of the letter correspond to the pages in Amendment No. 4. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in Amendment No. 4.

Brookfield Residential Properties Inc.’s Amendment No. 3 to Registration Statement on Form F-4

General

1.	We note your response to comment one in our letter dated January 4, 2011. Please register in your Form F-4 the shares of Brookfield Residential common stock that will be offered to the shareholders of Brookfield Office Properties through the rights offering and identify Brookfield Office Properties as an underwriter. Please revise the disclosure in your registration statement accordingly.

Response

In response to the Staff’s comment, revisions to Amendment No. 4 have been made to reflect the telephone discussion between the Staff and the Company, Brookfield Homes, Brookfield Properties Corporation, Torys LLP and Dorsey & Whitney LLP on January 25, 2011.

Shareholder Litigation Relating to the Transactions, page 73

2.	We note your response to comment five in our letter dated January 4, 2011. You have told us that you believe that the lawsuit does not presently meet the disclosure criteria of ASC Topic 450-20-50-1 through 450-20-50-4 and as such, you have not revised your filing. We note, however, that the initial discussion of the lawsuit constitutes such disclosure, such that it appears that it is at least reasonably possible that a loss or an additional loss may have been incurred pursuant to ASC Topic 450-20-50-3 and 450-20-50-4. Therefore, if true, please revise your filing to state the estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please also revise your registration statement to disclose the information contained in the second paragraph of your response.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 4 to include a statement that an estimate of the possible loss or range of loss cannot be made at this time. The Company will provide additional disclosure in accordance with ASC Topic 450-20-50-1 through 450-20-50-4 in future filings, if applicable. In response to the Staff’s comment, the Company has also revised the disclosure on page 73 of Amendment No. 4 to provide the additional information requested with respect to the lawsuit.

*     *    *     *     *

The Company understands that the Staff may have additional comments after receiving Amendment No. 4 and this letter. The Company also acknowledges that requests for acceleration of the

U.S. Securities and Exchange Commission

February 9, 2011

effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgment:

–	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

–	The action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

–	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to Amendment No. 4 or this letter may be communicated to the undersigned at (604) 630-5199. Please send copies of any correspondence relating to this filing to the undersigned by facsimile to (604) 687-8504, and to Lawrence Chernin at (416) 979-1234.

Sincerely,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Shane Pearson, Brookfield Homes Corporation
Lawrence Chernin, Goodmans LLP
Sachin Shah, Brookfield Residential Properties Inc.
Barry Blattman, Brookfield Asset Management, LLC